United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale informs on Serra Sul 120 Project and increase of operational flexibility

Rio de Janeiro, August 13th, 2020 - Vale S.A. (“Vale” or “Company”) informs that its Board of Directors approved, on this date, the implementation of the Serra Sul 120 Project (“Project”), located in the municipality of Canaã dos Carajás (PA), Brazil.

The Serra Sul 120 Project consists of increasing the S11D mine-plant capacity by 20 Mtpy, which will total 120 Mtpy at site. The Project has total multiyear investments of US$ 1.5 billion and its start-up is expected in the first half of 2024. The Project includes: (i) the opening of new mining areas; (ii) the duplication of the long-distance belt conveyor (“TCLD”); (iii) the implementation of new processing lines at the plant; (iv) the expansion of storage areas, among other measures.

The Serra Sul 120 Project will create an important buffer of productive capacity, ensuring greater operational flexibility to face eventual production or licensing restrictions in the Northern System. The investment to duplicate the existing TCLD, in the amount of US$ 385 million, in addition to providing flexibility, also aggregates important elements for the reduction of operational risks, adding reliability to the system.

The Project will anticipate investments in mine-plant which, together with the logistics solution under development, aim to increase the Northern System’s total capacity in 20 Mtpy, to 260 Mtpy. The expansion of the mine-plant capacity and the development of additional logistics capacity are important steps for the iron ore volume growth, the maximization of margin and the flight-to-quality optimization.

With the Serra Sul 120 Project’s anticipation and the delay in the execution of projects in 2020 due to the COVID-19 pandemic, Vale informs that it will revise and update, in due course, its investment guidance for 2021, currently at US$ 5 billion, and in the period between 2022-2024, with an average of US$ 4.5 billion. The Company informs that it will file again the item 11 of its Reference Form, in compliance with the Instruction n. 480 of December 7th, 2009, as amended, issued by CVM, the Securities and Exchange Commission of Brazil.

Figures – Serra Sul 120 Project

S11B
S11A
S11D
S11C
Plants and stockyards
TCLD
Railway
Waste dump

S11D is part of the Serra Sul Complex, in the Northern System, which also includes blocks S11A, S11B and S11C.

Area 5
(Serra Sul 120 project)
Current operation

Opening new mining fronts in an area close to current operation.

TCLD II
(new)
TCLD I

Expected duplication of the TCLD.

4th buffer stockyard
2nd crusher II
Crusher II
Buffer stockyards
Screener II
Crusher III
Extension of 5th stockyard
4th screener II and crusher III
Stockyards

Plant and stockyard expansions will be placed within the current operational area.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 13, 2020		Head of Investor Relations